Exhibit 1

Oi S.A.

Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) 33.30029520-8

PUBLIC-HELD COMPANY

EXCERPT OF ITEMS (1), (2) and (6) OF MINUTES OF THE 83RD MEETING OF THE BOARD OF DIRECTORS, HELD ON MAY 13, 2015

In my role as secretary of the meeting of the Board of Directors, I hereby CERTIFY that items (1), (2) and (6) of the Agenda of the 83rd Meeting of the Board of Directors of Oi S.A., held on May 13, 2015, at 10:30 a.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio De Janeiro, reads as follows:

“Regarding item (1) of the Agenda, Mr. Nuno Cadima presented a proposal to rectify certain conditions of the line of credit approved at a meeting of this Board on December 17, 2014, in the amount of up to USD 180 million, to support certain purchases from Huawei Technologies, in accordance with expected disbursements in 2015 and 2016. Mr. Nuno Cadima clarified that the principal characteristics of the financing are: (i) Taker/Borrower of the Financing: the Company; (ii) Amount: up to USD 180 million; (iii) Term: 7 years; (iv) Availability Period: up to 3 years, depending on the tranche; (v) Bank(s): DNB Bank ASA (Sweden Branch) or another financial institution indicated by Huawei; (vi) Guarantor: Industrial and Commercial Bank of China Ltd. (“ICBC”) or another financial institution indicated by Huawei; (vii) Insurance Premium: 3.85% (up-front); (viii) Cost: max. Libor 6M + 0.90% per annum; (ix) Cost all in % of CDI: 105.55% CDI; and (x) Cost all in USD: Libor 6M + 2.10% per annum. The Board approved the proposal unanimously.”

“Moving to item (2) of the Agenda, in accordance with article 24, first paragraph, of the Company’s Bylaws, Mrs. Maria Gabriela Menezes Côrtes presented a proposal to maintain, in 2015, responsibilities assigned to the Company’s Board approved in 2013 and 2014, provided they are in conformity with the management obligations of the Company, pursuant to the annexed document. The Board approved the proposal unanimously. It is recorded, in regards to the intercompany guarantee related to the pledge of shares, provided for in clause IV of art. 1 of the Authority Matrix that the Executive Board is required to subsequently bring such transaction before the Board for their knowledge in the form described in paragraph 4 of art. 1 of the Authority Matrix.”

“Finally, moving to the item (6) of the Agenda, Mr. Ricardo Berretta Pavie removal as alternate member of the Company’s Board was recorded. The Board unanimously decided, pursuant to article 150 of Law No. 6,404/76, to nominate to hold the aforementioned position of alternate member of the Board of Oi S.A. of Mr. Enrique Jäger, for the remaining term of office until the Annual Shareholders Meeting of 2016, Mrs. Sandra Márcia Chagas Brandão, Brazilian, single, economist, holder of identity card No. M3107045, issued by SSP/MG, Taxpayers’ Registry No. 654.552.406-25, resident and domiciliated in Brasilia - DF, with commercial address in the Palácio do Planalto, Praça dos Três Poderes, 3rd floor, Suite 303, Brasilia – DF. The Board member elected herein declared she was not involved in any of the crimes provide by law that hinders her performance in the position for which she was nominated, and presents the declaration provided by paragraph 4, article 147, Law No. 6,404/76.”

The majority of the Board of Directors was present and affixed their signatures: José Augusto da Gama Figueira (alternate); Rafael Cardoso Cordeiro; Fernando Magalhães Portella; Rafael Luis Mora Funes; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Alexandre Jereissati Legey; Henrique Jäger; Fernando Marques dos Santos; Carlos Augusto Borges; Armando Galhardo Nunes Guerra Junior; and Shakhaf Wine.

Rio De Janeiro, May 13, 2015.

Maria Gabriela Menezes Côrtes

Secretary

EXCERPT OF ITEMS (1), (2) and (6) OF MINUTES OF THE 83RD	2
MEETING OF THE BOARD OF DIRECTORS, HELD ON MAY 13, 2015.